EXHIBIT 99.1

Magal Security Systems Ltd. Reports
 Fourth Quarter and Full Year  2019 Financial Results

YEHUD, ISRAEL, March 16, 2020 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and twelve months ended December 31, 2019. Management will hold an investors’ conference call later today (at 10 a.m. Eastern Time) to discuss the results.

 FULL YEAR 2019 RESULTS SUMMARY (all comparison to Full Year 2018)

•	Revenue of $86.8 million, compared to $92.6 million, a 6% decline related to Integrated Solutions operations offset by growth in products sales

•	Operating income rose 61% to $6 million from $3.8 million

•
Net income attributable to Magal’s shareholders declined to $2.3 million from $2.9 million, including non-cash financial expenses of $1.7 million in 2019 comparing to non-cash financial income of $1.4 million in 2018

•	EBITDA increased 17% to $8.1 million from $7 million

FOURTH QUARTER 2019 RESULTS SUMMARY (all comparison to Fourth quarter 2018)

•	Revenue of $23.8 million, compared to $26.1 million, a 9% decline related to Integrated Solutions operations offset by growth in products sales

•	Operating income rose to $2.9 million from an operating loss of ($0.4) million

•	Net income attributable to Magal’s shareholders increased to $1.8 million from a net loss of ($0.1) million

•	EBITDA increased 161% to $3.4 million from $1.3 million

Mr. Dror Sharon, CEO of Magal, commented, “Our strategy to diversify our revenue is working, as evidenced by the broad-based growth in Magal’s Integrated Solutions Division, excluding the impact of the LATAM region in 2019, and the Senstar Products Division delivering growth across all regions. The diversification of revenue streams, as evidenced by the addition of new geographies, new customers and consecutive year-over-year growth in the Senstar Products Division has elevated the performance of the Company from the revenue levels seen in the years prior to executing this growth strategy. We made significant improvement in operational efficiencies in 2019, which fueled a 61% increase in operating income. While net income was impacted by a non-cash foreign exchange expense, we delivered an outstanding 17% increase in EBITDA for the year.”

Continued Mr. Sharon, “Recently we announced new leadership for both divisions with a mandate to streamline their organizational structures and focus on four key verticals. The Company is directing its resources on growing our presence in the Oil and Gas, Logistics, Corrections and Critical Infrastructure verticals with a two-fold strategy to expand sales of products, software and solutions for core security solutions, and to offer new, adjacent solutions with our platform in each of these verticals. We have applied this framework to identify targets for M&A in 2020 that can leverage our capabilities and further enhance the technology of our platform. We are currently in advanced stages with several acquisition targets and we believe that our strong balance sheet will provide us with to new acquisition opportunities, especially in light of the current global economic uncertainty. Our backlog level remains strong and with the diverse pipeline of potential business opportunities Magal is now well positioned to achieve our growth target.”

FULL YEAR 2019 RESULTS

Revenue for the year ended December 31, 2019 were a $86.8 million compared with record revenue last year of $92.6 million. The 6.2% decline year-over-year was primarily due to the completion of a large Latin American contract in Magal’s Integrated Solutions Division (projects) in 2018. Excluding the $17 million decline in the Latin America region, the division grew external revenue in other regions by $8.4 million or approximately 19%. Senstar Products Division delivered 9% growth across all regions.

External revenue from Magal’s Integrated Solutions Division represented approximately 60% of total revenue, while external revenue from the Senstar Products Division represented approximately 40% of total revenue. External revenue from Magal’s Integrated Solutions Division decreased by 14% while the Senstar Product Division increased by 9%, respectively, year over year.

Gross profit for 2019 was $38.8 million, representing 44.6% of revenue, compared with $40.3 million, representing 43.5% of revenue, in 2018. The higher gross margin in 2019 was due to the sales mix favoring higher margin products and services, primarily related to the increase in the Senstar Products Division revenue, which typically carries a higher gross margin contribution.

Operating income for 2019 was $6 million compared with $3.8 million in 2018. The increase in operating income was primarily due to improved operational efficiencies resulting in lower R&D, Selling and Marketing, and G&A expenses, and the impact of a few non-recurring expense items that were recorded in 2018, including a $1 million impairment of goodwill related to an acquisition, as well as a $1.3 million provision for doubtful debt.

Financial expenses were $1.7 million for 2019 compared to financial income of $1.4 million in 2018. The expense primarily due to the strong depreciation of the U.S. dollar against the New Israeli Shekel in 2019 which impacted the valuation of the USD denominated monetary assets held by our company.

Net income attributable to Magal shareholders for 2019 was $2.3 million, or $0.07 per share compared to $2.9 million, or $0.12 per share, in 2018. The decline in net income was primarily attributable to the financial expenses describe above.

EBITDA in 2019 was $8.1 million compared with $7.0 million in 2018.

FOURTH QUARTER 2019 RESULTS

Revenue was $23.8 million compared with revenue of $26.1 million in the fourth quarter of 2018.

External revenue from Magal’s Integrated Solutions Division (projects) represented approximately 53% of total revenue, while external revenue from the Senstar Products Division represented approximately 47% of total revenue. External revenue from Magal’s Integrated Solutions (projects) and the Senstar Products Division decreased by 23% and increased by 14%, respectively, compared to the fourth quarter of 2018.

Gross profit was $11.4 million, or 48% of revenue, compared with gross profit of $10.6 million, or 40.6% of revenue, in the fourth quarter of 2018. The higher gross margin in the quarter was due to the sales mix favoring higher margin products and services, primarily related to the increase in the Senstar Products Division revenue, which typically carries a higher gross margin contribution.

Operating income was $2.9 million compared to an operating loss of ($0.4) million in the fourth quarter of 2018. Operating income improved compared to the fourth quarter of 2018 The increase in operating income was due to improved operational efficiencies primarily related to lower R&D, Selling and Marketing, and G&A expenses in the current period.

Financial expenses were zero compared to financial income of $670,000 in the fourth quarter of 2018.

Net income attributable to Magal shareholders was $1.8 million, or $0.05 per share, compared with a net loss of $(0.1) million, or $(0.01) per share in the fourth quarter of 2018.

EBITDA was $3.4 million compared with $1.3 million in the fourth quarter of 2018.

Cash, short term deposits and restricted deposits, net of bank debt, as of December 31, 2019, was $51.6 million, or $2.23 per share, compared with cash and short-term deposits, net of bank debt, of $55.0 million, or $2.38 per share, at December 31, 2018.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, March 16, 2020. The call will begin promptly at: 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time (please note that UK and Israel times have changed due to Daylight saving time in the USA).

To participate, please call one of the following teleconferencing numbers:

•	US: +1-877-407-9716

•	Israel: +1 809 406 247

•	UK: 0 800 756 3429

•	International: +1-201-493-6779

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com. The replay pin number is 13699798.

ABOUT MAGAL SECURITY SYSTEMS LTD.

Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2019	2018	% change	2019	2018	% change
Revenue	23,756	26,105	(9)	86,831	92,602	(6)
Cost of revenue	12,360	15,503	(20)	48,070	52,299	(8)

Gross profit	11,396	10,602	7	38,761	40,303	(4)
Operating expenses:
Research and development, net	1,540	1,838	(16)	6,373	6,852	(7)
Selling and marketing	4,368	4,982	(12)	16,902	18,557	(9)
General and administrative	2,637	4,217	(37)	9,447	11,139	(15)
Total operating expenses	8,545	11,037	(23)	32,722	36,548	(10)

Operating income (loss)	2,851	(435)		6,039	3,755
Financial income (expenses), net	-	670		(1,667)	1,361

Income (loss) before income taxes	2,851	235		4,372	5,116

Taxes on income	578	485		1,553	2,072

Net income (loss)	2,273	(250)		2,819	3,044

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	490	(150)		526	95

Net income (loss) attributable to Magal’s shareholders	1,783	(100)		2,293	2,949

Basic net income (loss) per share	$0.05	$(0.01)		$0.07	$0.12

Diluted net income (loss) per share	$0.05	$(0.01)		$0.07	$0.12

Weighted average number of shares used in computing basic net income (loss) per share	23,153,985	23,043,842		23,129,394	23,040,436

Weighted average number of shares used in computing diluted net income (loss) per share	23,153,985	23,043,842		23,144,741	23,287,752

	Three Months Ended December 31,		Full Year Ended December 31,
	2019	2018	2019	2018
	%	%	%	%

Gross margin	48.0	40.6	44.6	43.5
Research and development, net as a % of revenues	6.5	7.0	7.3	7.4
Selling and marketing as a % of revenues	18.4	19.1	19.5	20.0
General and administrative as a % of revenues	11.1	16.2	10.9	12.0
Operating margin	12.0	-	7.0	4.1
Net margin	7.5	-	2.6	3.2

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2019	2018	2019	2018

GAAP Net income	2,273	(250)	2,819	3,044
Less:
Financial income (expenses), net	-	670	(1,667)	1,361
Taxes on income	578	485	1,553	2,072
Depreciation and amortization	(509)	(1,722)	(2,100)	(3,224)
EBITDA	3,360	1,287	8,139	6,979

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2019	2018
CURRENT ASSETS:

Cash and cash equivalents	$34,531	$38,665
Short-term bank deposits	16,749	13,150
Restricted deposits	324	3,135
Trade receivables, net	18,697	14,176
Unbilled accounts receivable	8,897	6,050
Other accounts receivable and prepaid expenses	4,510	4,126
Inventories	12,605	13,863

Total current assets	96,313	93,165

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits, restricted bank deposits and other long-term accounts receivable and prepaid expenses	134	146
Severance pay fund	1,363	1,289
Deferred tax assets	4,215	3,459

Total long-term investments and receivables	5,712	4,894

PROPERTY AND EQUIPMENT, NET AND OPERATING LEASE RIGHT-OF-USE ASSETS	9,748	6,347

GOODWILL AND INTANGIBLE ASSETS, NET	15,276	14,765

TOTAL ASSETS	$127,049	$119,171

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2019	2018

CURRENT LIABILITIES:

Trade payables	$5,438	$6,359
Customer advances	5,587	10,170
Deferred revenues	2,558	2,387
Other accounts payable and accrued expenses	14,609	13,226
Short-term operating lease liabilities	919	-

Total current liabilities	29,111	32,142

LONG-TERM LIABILITIES:
Deferred revenues	1,769	1,344
Deferred tax liabilities	178	182
Accrued severance pay	2,251	2,181
Long-term operating lease liabilities	2,515	-
Other long-term liabilities	371	351

Total long-term liabilities	7,084	4,058

Redeemable non-controlling interest	3,048	1,755

SHAREHOLDERS' EQUITY

Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2019 and December 31, 2018; Issued and outstanding: 23,153,985 shares at December 31, 2019 and 23,049,639 shares at December 31, 2018	6,750	6,721
Additional paid-in capital	95,071	94,205
Treasury shares	(375)	-
Accumulated other comprehensive loss	(627)	(1,827)
Foreign currency translation adjustments (stand-alone financial statements)	5,924	2,795
Accumulated deficit	(18,961)	(20,678)

Total shareholders' equity	87,782	81,216
Non-controlling interest	24	-

TOTAL SHAREHOLDERS' EQUITY	87,806	81,216

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$127,049	$119,171